SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Revenue (In billions of Won)
Period	Demand by Type of Usage	September 2012	September 2013	Year on year change	September 2012	September 2013	Year on year change
For September	Residential	5,581	5,729	2.7%	713	753	5.7%
	Commercial	8,775	8,805	0.3%	1,016	1,074	5.7%
	Educational	599	605	0.9%	69	74	7.2%
	Industrial	21,192	21,804	2.9%	1,889	1,984	5.0%
	Agricultural	1,036	1,199	15.7%	47	55	16.6%
	Street-lighting	246	249	1.4%	26	27	6.4%
	Overnight Power	452	391	-13.6%	24	22	-8.0%

	Total	37,881	38,782	2.4%	3,783	3,989	5.4%

From January To September	Residential	49,651	50,149	1.0%	6,212	6,474	4.2%
	Commercial	78,108	78,583	0.6%	8,663	9,508	9.8%
	Educational	5,886	6,057	2.9%	635	700	10.2%
	Industrial	193,623	197,352	1.9%	17,587	19,573	11.3%
	Agricultural	9,412	10,345	9.9%	404	470	16.4%
	Street-lighting	2,296	2,293	-0.1%	230	250	9.0%
	Overnight Power	13,195	12,679	-3.9%	759	791	4.2%

	Total	352,171	357,458	1.5%	34,488	37,766	9.5%

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The estimated sales figures presented above, which include but are not limited to power sold and revenues received therefrom (the “Estimates”) of Korea Electric Power Corporation (“KEPCO”), have been prepared for convenience only based on the internal estimates of KEPCO as of the relevant meter reading periods and do not include (i) power sold and revenues received from pumped storage units and (ii) the fuel cost pass-through adjustment amounts. These figures have neither been audited nor reviewed by KEPCO’s current independent accountants, KPMG Samjong Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: October 23, 2013